SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2003

Or

___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ____________ to ______________

Commission file number 1-5911

A. Full title of the plan and the address of the plan, if different from that of the issuer named below Spartech Polycom, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office Spartech Corporation, 120 S. Central Avenue, Suite 1700, Clayton, Missouri 63105

Spartech Polycom, Inc. 401(k) Profit Sharing Plan

FORM 11-K

Financial Statements.

The Plan's audited statements of net assets available for benefits as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002.

Exhibits.

23.1-- Consent of Ernst & Young LLP, Independent Auditors

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH POLYCOM, INC.
401(k) PROFIT SHARING PLAN

Date June 22, 2004

Patricia F. Parrucci
National City Bank
Trustee

Financial Statements and Supplemental Schedule

Spartech Polycom, Inc. 401(k) Profit Sharing Plan

Years ended December 31, 2003 and 2002
with Report of Independent Auditors

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Contents

Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Spartech Polycom, Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Spartech Polycom, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

April 28, 2004

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31 2003	December 31 2002
Assets		
Investments at fair value:		
Shares of registered investment companies:		
ARMADA Government Money Market Fund	**$ 1,003,215**	$ 1,120,187
Janus Worldwide Fund	**2,074,756**	1,551,339
Putnam New Opportunities Fund Class M	**1,562,069**	1,051,767
Putnam Fund for Growth & Income	**962,032**	827,047
AIM Balanced Fund Class A	**497,362**	392,283
ARMADA S&P 500 Index Fund	**1,971,746**	1,328,412
MFS Value Fund Class A	**12,250**	-
Massachusetts Investors Growth Stock Fund	**10,159**	-
American Century Equity Income Fund/Adv	**21,419**	-
Federated Mid-Cap Index Fund	**8,321**	-
ARMADA Small Cap Value Fund	**115,497**	-
Spartech Corporation Common Stock Fund	**1,247,662**	1,125,977
Participant loans	**190,031**	185,690
Total investments	**9,676,519**	7,582,702
Employer contribution receivable	**3,505**	458,921
Employee contributions receivable	**15,376**	39,308
Net assets available for benefits	**$ 9,695,400**	$ 8,080,931

See accompanying notes.

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31 2003	2002
Additions:		
Investment income:		
Interest and dividend income	**$ 104,281**	$ 99,014
Net appreciation in fair value of investments	**1,711,605**	-
Contributions:		
Employee	**596,514**	650,972
Employer	**137,306**	599,903
Total additions	**2,549,706**	1,349,889
Deductions:		
Payments to participants	**(931,915)**	(486,295)
Net depreciation in fair value of investments	**-**	(1,723,742)
Other	**(3,322)**	(462)
Net increase (decrease)	**1,614,469**	(860,610)
Net assets available for benefits, beginning of year	**8,080,931**	8,941,541
Net assets available for benefits, end of year	**$ 9,695,400**	$ 8,080,931

See accompanying notes.

1. Description of Plan

The following description of the Spartech Polycom, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement and the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan covers substantially all full-time nonunion employees of Spartech Polycom, Inc. (the Company) who have six months of service and are age twenty-one (21) or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees may elect to defer up to 10% of their compensation, as defined in the Plan, in 1% increments subject to Internal Revenue Code limitations.

Effective October 1, 2002, participants could no longer invest more than 50% of their voluntary contributions in the Spartech Corporation Common Stock Fund. In addition, employees could no longer make transfers from other investment funds into the Spartech Corporation Common Stock Fund.

The Company has elected to match $.25 for each dollar contributed by participants up to 6% of their annual deferral. In addition, the Company may also make an annual profit sharing contribution to the Plan, the amount of which is determined by the Company's Board of Directors. The annual profit sharing contribution was $0 and $450,000 in 2003 and 2002, respectively. All contributions, including the employer contributions to the Plan, are participant-directed.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of Plan (continued)

Vesting

Participants are immediately 100% vested in their elective contributions plus actual earnings. Vesting in the profit sharing and matching contributions are based on years of service as follows:

Year	Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Withdrawals and Loans

The Plan permits hardship withdrawals and loans subject to provisions of the Plan.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum payment or a direct rollover or a combination of the two, equal to the value of his or her account.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan's investments are stated at fair value. The shares of registered investment companies and Spartech Corporate Stock are valued at quoted market prices. The participant loans are valued at their outstanding balances, which approximate fair value.

Transactions with Parties-in-Interest

Fees paid for trustee, accounting, and other services rendered by parties-in-interest are paid by the Company.

3. Investments

The net appreciation or (depreciation) in investments by investment type is summarized as follows:

	Net Change in Fair Values for December 31	
	2003	**2002**
Investments at fair value as determined by quoted market price:		
Spartech Corporation Common Stock Fund	$ **226,325**	$ (24,935)
Registered investment companies	**1,485,280**	(1,698,807)
Net change in fair value	$ **1,711,605**	$ (1,723,742)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Plan Termination

Although it has not expressed an intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Supplemental Schedule

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

EIN: 25-1325696 Plan: 001

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

Description of Investment and Identity of Issuer, Borrower, or Similar Entity	Number of Shares/ Par Value	Fair Value
AIM Balanced Fund Class A	20,784	$ 497,362
Janus Worldwide Fund	52,376	2,074,756
Putnam New Opportunities Fund Class M	43,706	1,562,069
ARMADA Government Money Market Fund	1,003,210	1,003,215
ARMADA S&P 500 Index Fund	205,555	1,971,746
MFS Value Fund Class A	602	12,250
Massachusetts Investors Growth Stock Fund	897	10,159
American Century Equity Income Fund/Adv	2,753	21,419
Federated Mid-Cap Index Fund	438	8,321
ARMADA Small Cap Value Fund/I	5,327	115,497
Putnam Fund for Growth & Income	54,692	962,032
*Spartech Corporation Common Stock Fund	50,348	1,247,662
*Participant loans	Interest rates ranging between 5.0% and 10.5% with maturing dates through 12/29/2008	190,031
Total investments		$ 9,676,519

*Party-in-interest

0404-0534429

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-30878) pertaining to the Spartech Polycom, Inc. 401(k) Profit Sharing Plan of our report dated April 28, 2004, with respect to the financial statements and schedule of the Spartech Polycom, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Pittsburgh, Pennsylvania
June 17, 2004.